SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549
                        SCHEDULE 13D


         Under the Securities Exchange Act of 1934



                  Enron Liquids Pipeline, L.P.
                        (Name of Issuer)

                         Common Units
              (Title of Class of Securities)

                         29356N-10-8
                       (CUSIP Number)

     George E. Rider, Esq., Morrison & Hecker L.L.P.,
2600 Grand Avenue, Kansas City, Missouri 64108  (816) 691-2600

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                        January 8, 1997
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]

===============================================================
CUSIP No. 29356N-10-8
---------------------------------------------------------------
      1        Name of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above
               Persons

               K.C. Liquids Holding Corporation, a Delaware
               corporation
---------------------------------------------------------------
      2 Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)     x
---------------------------------------------------------------
      3        SEC Use Only


---------------------------------------------------------------
      4        Source of Funds (See Instructions)

               00*
---------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------
      6        Citizenship or Place of Organization

               State of Delaware, United States
---------------------------------------------------------------
                   7     Sole Voting Power
    Number               860,000 Common Units**
      of
    Shares
 Beneficially
    Owned
      By
     Each
  Reporting
    Person
     With
              -------------------------------------------------
                   8     Shared Voting Power
                          0
              -------------------------------------------------
                   9     Sole Dispositive Power
                         860,000 Common Units**
              -------------------------------------------------
                  10     Shared Dispositive Power
                          0
---------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each
               Reporting Person
               860,000 Common Units**
---------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See
               Instructions)
---------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row
               (11)

               12.9%
---------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               CO
===============================================================

     *See Item 3.
     **See Item 5.

===============================================================
CUSIP No. 29356N-10-8
---------------------------------------------------------------
      1        Name of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

               Richard D. Kinder
---------------------------------------------------------------
      2 Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)     x
---------------------------------------------------------------
      3        SEC Use Only


---------------------------------------------------------------
      4        Source of Funds (See Instructions)

               PF
---------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------
      6        Citizenship or Place of Organization

               United States
---------------------------------------------------------------
    Number         7     Sole Voting Power
      of
    Shares               7,500 Common Units
 Beneficially
    Owned
      By
     Each
  Reporting
    Person
     With
---------------------------------------------------------------
                   8     Shared Voting Power

                         None
              -------------------------------------------------
                   9     Sole Dispositive Power

                         7,500 Common Units
              -------------------------------------------------
                  10     Shared Dispositive Power

                         None
---------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each
               Reporting Person

               7,500 Common Units
---------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11)      X
               Excludes Certain Shares (See Instructions)

---------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row
               (11)

               0.1%
---------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               IN
===============================================================

     *See Item 5.

===============================================================
CUSIP No. 29356N-10-8
---------------------------------------------------------------
      1        Name of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

               William V. Morgan
---------------------------------------------------------------
      2 Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)     x
---------------------------------------------------------------
      3        SEC Use Only


---------------------------------------------------------------
      4        Source of Funds (See Instructions)

               PF
---------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------
      6        Citizenship or Place of Organization

               United States
---------------------------------------------------------------
    Number         7     Sole Voting Power
      of
    Shares               1,000 Common Units
 Beneficially
    Owned
      By
     Each
  Reporting
    Person
     With
---------------------------------------------------------------
                   8     Shared Voting Power

                         None
              -------------------------------------------------
                   9     Sole Dispositive Power

                         1,000 Common Units
              -------------------------------------------------
                  10     Shared Dispositive Power

                         None
---------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each
               Reporting Person

               1,000 Common Units
---------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11)      X
               Excludes Certain Shares (See Instructions)

---------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row
               (11)

               0.1%
---------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               IN
===============================================================

     *See Item 5.

     Item 1:  Security and Issuer.

     This Statement relates to 868,500 Common Units of Limited Partnership Interest (the "Common Units") of Enron Liquids Pipeline, L.P., a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 1400 Smith Street, Houston, Texas 77002-7369.

     Item 2:  Identity and Background.

     This  Statement  is filed by KC Liquid  Holdings  Corporation,  a  Delaware corporation ("Holdings"), and Richard D. Kinder and William V. Morgan, individuals that will serve as officers and directors and will own capital stock in Holdings. Holdings was formed to acquire all of the capital stock of Enron Liquids Pipeline Company, a Delaware corporation ("ELPC"), which corporation is the General Partner of the Issuer. Holdings has entered into a Purchase and Sale Agreement dated as of January 8, 1997, attached hereto as Exhibit 1 (the "Purchase and Sale Agreement"), whereby Holdings will purchase from Enron Liquids Holding Corp., a Delaware corporation, all of the issued and outstanding capital stock of ELPC (the "Transaction"). The Transaction is expected to close upon the terms and conditions stated in the Purchase and Sale Agreement, including the occurrence of certain events beyond the control of Holdings, Mr. Kinder and Mr. Morgan.

     At the time that Transaction closes, it is anticipated that Mr. Kinder will own approximately 44% of the capital stock of Holdings, Mr. Morgan will own approximately 20% of the capital stock of Holdings, and other parties which have yet to be identified will own in the aggregate the remaining 36% of the Capital Stock of Holdings. It is not anticipated that any stockholder will own 50% or more of the capital stock of Holdings.

     It is anticipated that the identities of the remaining stockholders, executive officers and directors of Holdings will be established at or prior to the closing of the Transaction. Holdings maintains its principal executive office at 411 Nichols, Suite 225, Kansas City, Missouri 64112.

     Mr. Morgan currently serves as the President and sole director of Holdings and maintains a business address at 411 Nichols, Suite 225, Kansas City, Missouri 64112. It is anticipated that Mr. Kinder will serve as Chairman of the Board of Directors, President and Chief Executive Officer of Holdings on or prior to the closing of the Transaction, and he maintains a residence at 101 Westcott, #1801, Houston, Texas 77007.

     None of the foregoing persons have been convicted in any criminal proceeding during the last five years. None of the foregoing persons or entities have been subject to a civil decree, final order or judgment of a court or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kinder and Mr. Morgan are citizens of the United States.

     Item 3:  Source and Amount of Funds or Other Consideration.

     The filing of this Statement was done in anticipation of the consummation of the Transaction described above. Mr. Kinder and Mr. Morgan, on behalf of Holdings, have identified sources of available financing for the completion of the Transaction, including bank financing, personal funds and other sources. However, at this time, the specific capital structure which will be most beneficial to Holdings has not been determined. Mr. Kinder and Mr. Morgan acquired the Common Units which they each directly own with personal funds.

     Item 4:  Purpose of Transaction.

     Holdings intends to acquire all issued and outstanding capital stock of ELPC, which owns 860,000 Common Units of the Issuer. Holdings may consider the possible sale of some or all of the Common Units held by ELPC in connection with the consummation of the Transaction.

     By virtue of its acquisition of all of the outstanding Capital Stock of ELPC, Holdings will effectively acquire control of the Issuer. Holdings expects to implement changes with respect to the composition of the Board of Directors and executive officers of ELPC; however, such changes have not been finally determined. It is anticipated that Mr. Kinder and Mr. Morgan will serve as members of the Board of Directors of ELPC and additional directors will be appointed, including independent directors as required by the New York Stock Exchange Rules. At this time, it is anticipated that Mr. Kinder will serve as Chief Executive Officer and Chairman of the Board of Directors of ELPC, Mr. Morgan will serve as the Vice Chairman of the Board of Directors of ELPC, Thomas
B. King will serve as Executive Vice President and Chief Operating Officer of

ELPC and Thomas P. Tosoni  will serve as a Vice  President  and Chief  Financial
Officer  of  ELPC.   Holdings  will  consider   additional   executive   officer
appointments.

     Except as described above, none of Holdings, Mr. Kinder or Mr. Morgan has a present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of
Schedule 13D.

     Item 5:  Interest in Securities of the Issuer.

     (a) The  aggregate  number and  percentage of the Common Units deemed to be
beneficially  owned by  Holdings,  Mr.   Kinder and  Mr.   Morgan is
described on the respective cover page for each person or entity.

     (b) The aggregate number and percentage of the Common Units over which each
of  Holdings,  Mr.  Kinder and  Mr.   Morgan has sole voting  power,
shared voting power, sole dispositive power, and shared dispositive power is described on the respective cover page for each person or entity.

     (c) None of Holdings, Mr. Kinder or Mr. Morgan have participated in any transaction in the Common Units in the past sixty days, except as described herein.

     At the time of the closing of the Transaction, Holdings will own 100% of the issued and outstanding capital stock of ELPC, and incidentally and indirectly beneficially own all of the Common Units owned by ELPC. Also at the time the Transaction closes, it is anticipated that Mr. Kinder will own approximately 44% of the capital stock of Holdings, Mr. Morgan will own approximately 20% of the capital stock of Holdings, and other parties which have yet to be identified will own in the aggregate the remaining 36% of the capital stock of Holdings. The specific stockholder interests are subject to revision in connection with the completion of the Transaction. None of Mr. Kinder,
Mr.  Morgan or any other owner of capital  stock of Holdings will own more than 50% of such capital stock or individually have the power to vote or direct the vote of, or dispose or direct the disposition of, the Common Units owned by ELPC, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by Holdings. Mr. Morgan and Mr. Kinder disclaim beneficial ownership of the Common Units to be acquired by Holdings as a result of its acquisition indirectly of ELPC.

       Neither Mr. Morgan nor Mr. Kinder share voting, disposition or distribution rights other than as each person may individually exercise their respective interests as a stockholder and/or executive officer or member of the Board of Directors of Holdings.

     Item 6:  Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

     Other than the Purchase and Sale Agreement, Holdings does not have any contract, arrangement, understanding or relationship, nor do Mr. Morgan or Mr.Kinder through their interests as current or future stockholders, executive officers or directors of Holdings, with any other person or entity regarding the Common Units deemed to be beneficially owned by Holdings and its individual stockholders, executive officers or directors. Although the financing associated with the Transaction has not been finally determined, it is anticipated that the Common Units held by ELPC may be pledged in connection with any such financing.

     Item 7:  Material to be Filed as Exhibits.

     1.  Agreement to File Joint Statement on Schedule 13D.

     2. Purchase and Sale Agreement between Enron Liquids holding Corp. and K.C. Liquids Holding Corporation dated as of January 8, 1997.

                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

     Dated:  January 23, 1997



                                 /s/ Richard D. Kinder
                                Richard D. Kinder



                                 /s/ William V. Morgan
                                William V. Morgan



                        K.C. LIQUIDS HOLDING CORPORATION

                       By:   /s/ William V. Morgan
                          William V. Morgan, President

                          Exhibit Index To Schedule 13D
                                Filed Jointly By

             K.C. Liquids Holding Corporation
                                Richard D. Kinder
                                William V. Morgan



1.   Agreement to File Joint Statement on Schedule 13D.

2.   Purchase and Sale Agreement between Enron Liquids
     Holding Corp. and K.C. Liquids Holding Corporation dated as of January 8, 1997.

















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